August 1, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
     Attn: Charito Mittelman
Re:	Asset Capital Corporation, Inc. Registration Statement on Form S-11 (File No. 333-129087)
Ladies and Gentlemen:
     We hereby join Asset Capital Corporation, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that such Registration Statement will become effective at 3:30 p.m. ET, on August 2, 2006, or as soon thereafter as practicable. The undersigned hereby confirm that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of Common Stock by Asset Capital Corporation, Inc. specified in the above-captioned Registration Statement.
     In connection with the above captioned offering and in accordance with Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, please be advised that the undersigned have effected approximately the following distribution of the copies of the Preliminary Prospectus dated July 18, 2006.

45	sent to 9 Prospective Underwriters
40	sent to 1 Securities Dealers
1,208	sent to 1,208 Institutions
2,542	sent to 2,542 Individuals
0	sent to 0 Periodicals
     This letter shall also confirm that the underwriters of the above captioned offering have complied and will continue to comply with all provisions of Rule 15c2-8 under the Securities Exchange Act of 1934.
[signature page follows]

Sincerely,

Friedman, Billings, Ramsey & Co., Inc. Wachovia Capital Markets, LLC Robert W. Baird & Co. Incorporated

By: Friedman, Billings, Ramsey & Co., Inc., as representatives of the several underwriters

By	/S/ ERIC BILLINGS

Name: Eric Billings
Title: Chairman & CEO